May 9, 2019

David Edwards
Chief Financial Officer
Roan Resources, Inc.
14701 Hertz Quail Springs Pkwy
Oklahoma City, OK 73134

       Re: Roan Resources, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 3, 2019
           File No. 333-227953

Dear Mr. Edwards:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed May 3, 2019

Description of Capital Stock
Forum Selection, page 132

1. We note your revised disclosure regarding your exclusive forum provision. Please clearly state whether this provision is intended to apply to actions arising under the Securities Act or Exchange Act, or tell us why you cannot provide such statement. Please refer to comment 3 in our letter dated February 21, 2019, and comment 18 in our letter dated
       November 19, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Edwards
Roan Resources, Inc.
May 9, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact Jenifer Gallagher, Staff Accountant, at (202)
551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J.
Hamidi, Attorney-Advisor, at (202) 551-3421 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameDavid Edwards                            Sincerely,
Comapany NameRoan Resources, Inc.
                                                           Division of
Corporation Finance
May 9, 2019 Page 2                                         Office of Natural
Resources
FirstName LastName